July 25, 2017

Pamela Long

Assistant Director

Asia Timmons-Pierce

Staff Attorney

Dale Welcome

Staff Accountant

John Cash

Accounting Branch Chief

Re:	BioCrude Technologies USA, Inc.
Registration Statement on Form S-1
File No. 333-214853

RE: Request for Accelerated Effectiveness of Registration

Dear Ms. Long;

BioCrude Technologies USA, Inc., hereby requests that its registration statement on Form S-1, File No. 333-214853 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on July 27, 2017, at 4 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ John Moukas

John Moukas, President

BioCrude Technologies USA, Inc.